July 31, 2014
Via EDGAR

Russell Mancuso, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-6010

Re:	Micronet Enertec Technologies, Inc. (the “Company”)
Registration Statement on Form S-3
Filed June 13, 2014, Amended on July 21, 2014
File No. 333-196760 (the “Filing”)

Dear Mr. Mancuso:

The Company hereby requests acceleration of the effectiveness of the Filing pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on August  4, 2014, at 10:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Filing as a confirmation of the fact that the Company is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Filing.

Respectfully, Micronet Enertec Technologies, Inc.

By:	/s/ David Lucatz
David Lucatz
President and Chief Executive Officer

cc:           Oded Har-Even, Esq.
Shy S. Baranov, Esq.